FOR IMMEDIATE RELEASE

NEWS RELEASE

NON-BROKERED PRIVATE PLACEMENT COMPLETED

Vancouver, Canada,  September 26th, 2007 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company”) announces that further to its news release of September 13, 2007, the Company has now completed its non-brokered flow-through private placement and has issued 1,111,111 units at a purchase price of $0.45 per flow-through unit for gross proceeds of $500,000.

Each flow-through unit consisted of one flow-through common share and one-half of one flow-through common share purchase warrant.  Each whole warrant entitles the holder to purchase an additional flow-through common share at a price of $0.52 for a period of 12 months from the date of closing.

In compliance with Canadian securities law, all of the securities issued in connection with this private placement are subject to a hold period expiring on January 25, 2008.

In connection with this closing, the Company has paid $25,000 as finder’s fee.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CanAlaska Uranium (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in seventeen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin.  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  CanAlaska has expended over Cdn$24 million exploring its properties in the Athabasca Basin and has delineated multiple uranium targets. Initial drilling results from the West McArthur Project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favourable environment for uranium deposition.  Active drilling and exploration has continued in the Summer, 2007 exploration season at West McArthur and at 2 other significant projects.  The Company's high profile in the prominent Athabasca Basin has attracted the attention of major international strategic partners. Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding to earn 50% of the West McArthur Project.  A C$19 mil. MOU has also been executed with a Korean Consortium led by Hanwha Corporation to enter into joint exploration of CanAlaska's Cree East Project.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2.  This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

September 26th, 2007